Filed Pursuant to Rule 424(b)(7)

Registration No. 333-176296

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus dated August 12, 2011)

684,685 Shares

Extra Space Storage Inc.

Common Stock

This prospectus supplement no. 1 supplements the prospectus dated August 12, 2011, relating to the resale by selling stockholders of shares of our common stock issuable upon exchange of the 3.625% Exchangeable Senior Notes due 2027 of our operating partnership, Extra Space Storage LP.

You should read this prospectus supplement no. 1 in conjunction with the prospectus. This prospectus supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 1 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 1 supersedes information contained in the prospectus.

You should consider carefully the risk factors beginning on page 2 of the prospectus as well as the risk factors relating to our business that are incorporated by reference in the prospectus before investing in the shares of common stock issuable upon exchange of the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement no. 1. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 1 is April 25, 2012.

The section entitled “Selling Stockholders” in the prospectus is superseded in its entirety with the following:

SELLING STOCKHOLDERS

The 3.625% Exchangeable Senior Notes due 2027, or the notes, were originally issued by Extra Space Storage LP, our operating partnership, and sold by the initial purchasers of the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Under certain circumstances, we may issue shares of our common stock upon exchange of the notes. In such circumstances, the selling stockholders may use this prospectus to resell from time to time the shares of our common stock that we may issue to them upon exchange of the notes.

Since May 2007, we repurchased approximately $162.3 million principal amount of the notes for cash, and the remaining approximately $87.7 million principal amount of the notes were surrendered for exchange in April 2012.

We expect to issue approximately 684,685 shares of our common stock upon exchange of the notes. Information about certain selling stockholders is set forth herein, and information about additional selling stockholders may be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the Securities and Exchange Commission under the Exchange Act, which are incorporated by reference in this prospectus.

Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus and any accompanying prospectus supplement any or all of the shares of our common stock issuable upon exchange of the notes.

The following table sets forth information, as of March 31, 2012, with respect to the selling stockholders and the number of shares of our common stock that will become beneficially owned by each selling stockholder when we issue shares of our common stock to such selling stockholder upon exchange of the notes. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock which we issue upon exchange of the notes. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

Based upon information provided by the selling stockholders, none of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.

To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

	Number of
	Shares	Percentage of		Number of	Percentage of
	Beneficially	Shares		Shares	Shares
	Owned	Beneficially	Number of	Beneficially	Beneficially
	Prior to the	Owned Prior to	Shares Offered	Owned After	Owned After the
Name	Offering	the Offering(1)	Hereby	the Offering(2)	Offering(1)(2)

Alphas Managed Accounts Platform III Limited - Convertible Absolute Return Segregated Portfolio(3)	23,362	*	23,362	—	—
Barclays Capital Inc.(4)	38,936	*	38,936	—	—
Citadel Equity Fund Ltd.(5)	70,410	*	70,410	—	—
DBX Convertible Arbitrage 14 Fund(6)	5,124	*	5,124	—	—
Deutsche Bank AG	10,170	*	10,170	—	—
Deutsche Bank Securities Inc.(4)	142,604	*	142,604	—	—
Ferox BF Limited(3)	58,405	*	58,405	—	—
GPC 76, LLC(7)	1,001	*	1,001	—	—
HFR CA Lazard Rathmore Master Trust(6)	5,124	*	5,124	—	—
Highmark Fixed Income #2(8)	6,258	*	6,258	—	—
Highmark Limited(6)	11,226	*	11,226	—	—
Lazard Asset Management LLC	782	*	782	—	—
Lazard Rathmore Master Fund, L.P.(6)	39,821	*	39,821	—	—
Lyxor Lazard Rathmore Fund Limited(6)	16,350	*	16,350	—	—
Map 99 Segregated Portfolio(6)	19,401	*	19,401	—	—
Palisade Strategic Master Fund, (Cayman) Ltd.(8)	18,689	*	18,689	—	—
Polygon Convertible Opportunity Master Fund(9)	97,342	*	97,342	—	—
Rampart Convertible Arbitrage Investors, LLC (I)(8)	3,114	*	3,114	—	—
Rampart Convertible Arbitrage Investors, LLC (II)(8)	3,114	*	3,114	—	—
SMI Defensive LP(10)	39,116	*	39,116	—	—
Southpaw Credit Opportunity Master Fund LP(11)	33,202	*	33,202	—	—
Sunrise Partners Limited Partnership(12)	29,337	*	29,337	—	—
Wilshire Institutional Master Fund II SPC - Wilshire Lazard Rathmore SP(6)	2,018	*	2,018	—	—
Xaraf Capital Master Fund L.P.(13)	9,779	*	9,779	—	—

TOTAL(14)	684,685	*	684,685	—	—

*	Less than 1%.

(1)	Based on a total of 95,042,862 shares of our common stock outstanding as of March 31, 2012.

(2)	Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus.

(3)	Alexander Warren, as portfolio manager of the selling stockholder, has the power to direct the voting and disposition of the securities held by the selling stockholder.

(4)	The selling stockholder is a registered broker-dealer.

(5)

Citadel Limited Partnership (CLP) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel LLC controls CLP. Kenneth C. Griffin controls Citadel LLC and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, Citadel LLC and Mr. Griffin each disclaim beneficial ownership of the securities held by Citadel Equity Fund Ltd.

(6)

Lazard Asset Management LLC manages the securities as investment advisor to the selling stockholder, with the power to direct the voting and disposition of the securities held by the selling stockholder. Lazard Asset Management LLC is a subsidiary of Lazard Ltd.

(7)

The securities owned by GPC 76, LLC may also be deemed beneficially owned by Southpaw Asset Management LP (Southpaw Management), in its capacity as the investment adviser of GPC 76, LLC. The securities deemed beneficially owned by Southpaw Management may also be deemed beneficially owned by Southpaw Holdings LLC, which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings LLC, all of whom disclaim any beneficial ownership of the securities except to the extent of their respective pecuniary interest therein. The limited liability company manager of GPC 76, LLC is Guggenheim Advisors, LLC (GA). GA also disclaims beneficial ownership of the securities.

(8)

Jack Feiler, Chief Investment Officer of Palisade Capital Management, LLC, manages the securities as investment advisor to the selling stockholder, with the power to direct the voting and disposition of the securities held by the selling stockholder.

(9)

Polygon Convertible Opportunity Master Fund’s investment managers are Polygon Global Partners LLP and Polygon Global Partners LP7, which are affiliates of Polygon Management L.P., an investment adviser registered with the Securities and Exchange Commission and controlled by Reade Griffith and Paddy Dear.

(10)

SMI Defensive LP is controlled by SMI Defensive GP Limited. SMI Defensive GP Limited is controlled by Silvercreek Management, Inc. Louise Morwick, President of Silvercreek Management, Inc., has the power to direct the voting and disposition of the securities held by the selling stockholder.

(11)

The securities owned by Southpaw Credit Opportunity Master Fund, L.P. (Southpaw Master Fund) may also be deemed beneficially owned by Southpaw Management, in its capacity as investment manager of Southpaw Master Fund, and Southpaw GP LLC, in its capacity as general partner of Southpaw Master Fund. The securities deemed beneficially owned by Southpaw Management may also be deemed beneficially owned by Southpaw Holdings LLC, which is the general partner of Southpaw Management, and by each of Kevin Wyman and Howard Golden, who are principals of Southpaw Holdings LLC and Southpaw GP LLC, all of whom disclaim any beneficial ownership of the securities except to the extent of their respective pecuniary interest therein.

(12)	S. Donald Sussman and Lauren Rose share voting and dispositive power over the securities held by Sunrise Partners Limited Partnership.

(13)

Xaraf Management LLC is the investment manager of Xaraf Capital Master Fund L.P. Lauren Rose, the president and controlling holder of Xaraf Management LLC, and Chris Walsh, its vice president, have voting and dispositive power over securities held by Xaraf Capital Master Fund L.P.

(14)

Additional selling stockholders not named in this prospectus will not be able to use this prospectus for resales until they are named in the selling stockholders table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling stockholders will not be able to use this prospectus for resales until they are named in the selling stockholders table by prospectus supplement or post-effective amendment. If required, we will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus.